September 29, 2011

John Stickel and Tetyana (Tonya) Aldave
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dragon Bright Mintai Botanical Technology (Cayman) Limited Registration Statement on Form F-1 Filed on September 16, 2011

Dear Mr. Stickel and Ms. Aldave:

Further to the call with Ms. Aldave on September 28, 2011 regarding the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form F-1 filed by Dragon Bright Mintai Botanical Technology (Cayman) Limited (Dragon Bright” or the “Company”) on September 16, 2011, on behalf of the Company, set forth below is the Company’s response to the comment.

The industry reports published in 2007 and 2008 are the most recently available industry reports published by China Industry Report and Deutsche Bank, and those publishers have not published any similar updated industry reports since then.  The Company notes that the specific information contained in the Industry section of the Form F-1 that is derived from these reports has not been discussed in other industry reports that are publicly available, including (i) the discussion in the 2008 report regarding the disadvantages of using straw pulp for paper manufacturing, and the possible trend to change to wood pulp for paper manufacturing, and (ii) the discussion in the 2007 report about the PRC government's reliance on the private sector to develop fast growth high yield tree species.

In addition, the Company is of the view that the three research reports referred to in the Company’s Form F-1 are more reliable and credible sources of information on the PRC wood pulp paper making industry than other reports that may be available.

We hereby confirm that we acknowledge that the Company is responsible for the accuracy and adequacy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Form F-1, please do not hesitate to contact Mr. David A. Sakowitz in our New York office at 212  294  2639 or me in our Hong Kong office at +852-2292 2222.

Thank you for your attention to our filing.

Sincerely,

By:	/s/ Simon Luk
Simon Luk
of Winston & Strawn

Enclosures

cc:	Anita Lai Lai Ho, Chairwoman and Chief Executive Officer, Dragon Bright Mintai Botanical Technology (Cayman) Limited
Claire Yi-Chiun Chang, Chief Financial Officer, Dragon Bright Mintai Botanical Technology (Cayman) Limited
Scott D. Magnuson, GHP Horwath, P.C.
David A. Sakowitz, Winston & Strawn LLP